EX 99.2

Shareholder Letter — Q2 2026
Prenetics Global Limited (NASDAQ: PRE) · August 2026

Dear Shareholders,

$46.5M	$45.0M	~$251M	Q3 2026
Q2 2026 REVENUE +29% QoQ · ~3.9X YoY	Q2 2026 IM8 REVENUE +33% QoQ · ~4.6X YoY	ANNUALIZED REVENUE RUN-RATE (JULY 2026)	POSITIVE CONSOLIDATED ADJUSTED FREE CASH FLOW EXPECTED

The Quarter, Delivered
Twenty months ago, IM8 did not exist. Last month, the business it powers crossed a line that most consumer brands spend years chasing and many never reach: consolidated Adjusted Free Cash Flow1 turned positive. I will come back to what that changes. It is the single most important fact in this letter and in the investor deck that accompanies it. First, the quarter. In Q2, IM8 carried Prenetics to $46.5 million of total revenue, up 29.3% from Q1 and roughly 3.9x from a year ago, with IM8 itself contributing $45.0 million — up 33.2% sequentially, at approximately 65% gross margin, up from 57%. That is five consecutive quarters of sequential growth, compounding at an average of 51% per quarter since the brand’s first full quarter on the market. We are still at the beginning of this, and yet the machine is already behaving the way mature great businesses behave. We nearly doubled acquisition marketing spend, the largest growth investment in our history, and blended Customer Acquisition Cost2 did not rise; it edged down, from about $305 to about $301. Scaling brands almost never get that combination. We did, and we believe we are just getting started. Both revenue figures landed within the guidance we set publicly in May and reaffirmed in June: $46 million to $48 million in total, $44 million to $46 million for IM8. IM8 now ships to 46 countries, and the momentum we are seeing in the business, in the brand, and in the pull from customers around the world is the strongest it has been at any point in our history. And along the way we completed our $40 million share repurchase program, with $26.9 million of it this quarter, because we hold the simple belief that when the market prices what we have built below what we know it to be worth, the right response is to buy.
1 Adjusted Free Cash Flow, a non-IFRS measure, is defined as net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility.
2 Customer Acquisition Cost (“CAC”) is an unaudited operating metric calculated as acquisition marketing spend divided by the number of new customers acquired in the period. Acquisition marketing spend comprises advertising and media, influencer, commissions, sponsorships, agency fees and other related working and non-working marketing expenses as incurred; it excludes marketing personnel and licensing and royalty fees. New customers include subscription and one-time orders across all channels, products and plan types.

Then came the weeks after the quarter closed, which matters even more. On July 14 we closed $1 billion of non-dilutive growth financing from General Catalyst — underwritten directly against our cohort economics, after months inside our data. That is more than capital: it is independent validation, with a billion dollars at risk behind it, that our unit economics work and that our future revenue and gross profits are predictable enough to finance.

July itself was the strongest month we have ever had: $20.9 million of revenue, an Annualized Revenue Run-Rate3 of roughly $251 million, and our largest single-month cohort ever — acquired 47,373 customers at a CAC that fell roughly 21% further, to approximately $239. And then July delivered the milestone I opened this letter with — the one every consumer company on earth is racing toward from the day it is born: consolidated Adjusted Free Cash Flow turned positive. One month does not make a trend, but this particular month changes what kind of company we are. Every fast-growing consumer brand lives under the same clock — growth consumes cash, and cash eventually forces a choice between slowing down and diluting shareholders. In July, that clock stopped for us. From here, the machine pays for its own growth: cohorts financed at the point of acquisition, repaying from their own receipts, with the surplus funding the next cohort. Our growth plan no longer depends on equity markets, credit markets, or anyone’s patience but our own. For a brand twenty months from launch, still compounding at over 50% per quarter, to be generating cash while growing this fast is nearly unheard of in consumer — most brands at this stage are years from it, and many never arrive. The milestone every young company talks about is no longer in front of us. It is behind us. We expect Q3 to be our first positive Adjusted Free Cash Flow quarter, and we expect to stay positive from there.
3 Annualized Revenue Run-Rate ("ARR") is an operating metric calculated by multiplying IM8 revenue recognized in the applicable month by twelve and includes revenue from both subscription and one-time purchases. ARR is not a financial measure under IFRS, and is not necessarily indicative of revenue for any future period. ARR reflects orders from both new and existing customers and incorporates the effect of cancellations and non-renewals occurring on or before the applicable month; however, it does not adjust for anticipated future cancellations, non-renewals or pauses. ARR annualizes a single month of revenue and assumes that the revenue recognized in that month is maintained for the following twelve months. As a result, ARR is sensitive to the timing of promotional activity, product launches and billing cycles. In particular, the full order value of quarterly subscription plans is recognized upon shipment of the three-month supply, which increases revenue recognized in months when quarterly billings are concentrated. It may therefore differ significantly from actual future revenue.

We are running ahead of our own plan. For Q3 we are guiding to $63–64 million of total revenue, with IM8 contributing $61.5–62.5 million — up 38% sequentially at the midpoint, a seventh consecutive record quarter. And we are raising our full-year guidance: total revenue of $220–230 million, with IM8 contributing $215–222 million. The top of the IM8 range implies a fourth quarter of approximately $81 million, roughly 3x the same quarter last year, into our seasonally strongest period. It also means we expect to exit 2026 at an ARR above $300 million. And we are looking further out than that: today we are initiating full-year 2027 guidance of $400 million or more in IM8 revenue. To put that in perspective: IM8 generated roughly $60 million in 2025, its first full year on the market. We are guiding to $215–222 million in its second. And we expect more than $400 million in its third. We do not treat that trajectory as ambition; we treat it as arithmetic, built cohort by cohort from subscribers we already have and the acquisition engine you will see measured throughout this letter. One more thing about both numbers: they include nothing from the new products arriving over the next few quarters. Hydration launches into a $37 billion category this year and our premium gummies line follows; every dollar they generate is upside to the figures above, sold first to the 140,000+ subscribers we already serve at no incremental acquisition cost. We would rather guide on the machine we can measure and let the launches surprise in one direction only. And we will do all of it the way we have built everything so far: as an AI-native company of roughly 70 full-time employees. At this year's guidance, that is more than $3 million of revenue per employee — a level of output per person with almost no precedent in consumer — and it is not a constraint we are tolerating on the way to something bigger. It is the design. The organization that reaches $400 million will look far more like the one we have than the one convention says we should need.

Why a Letter
You have just read the scorecard. Beginning this quarter, everything that follows it changes: we are moving to a shareholder letter in place of the earnings-report format we have used in the past. The change is deliberate, and the scorecard above is the reason. A summary can tell you what happened. It cannot tell you why it happened, whether it will happen again, or what we intend to do about it — and this business has moved from proving it can grow to showing exactly how it grows, in the very quarter it starts generating cash instead of consuming it. You cannot see that in a results table. So from now on, we will write to you every quarter and explain the machine behind the numbers. Plainly, with the data, including the parts we are still watching.

Our earnings event is changing too. This quarter, for the first time, we will present our results in a live stream that anyone can watch. Analysts ask their questions first, as always. Then we answer questions submitted and up-voted by individual shareholders.

Q2 2026 Headlines
•Q2 2026: total revenue of $46.5 million, up 29.3% from Q1 and approximately 3.9x year-over-year. IM8 delivered $45.0 million, up 33.2% sequentially and approximately 4.6x year-over-year, at approximately 65% gross margin (57% a year ago). Both figures within the Company’s guidance of $46–48 million total and $44–46 million for IM8.

July 2026 Headlines
•July 2026 (preliminary and unaudited): the strongest month in our history. Revenue of $20.9 million — 4.3x July last year — puts the ARR at roughly $251 million, and the July cohort of 47,373 new customers was the largest we have ever acquired.
◦Efficiency: blended CAC held essentially flat through a near-doubling of Q2 acquisition marketing spend, then fell roughly 21% in July to approximately $239. It is early — one month — but for a scaling consumer brand it is a rare and important signal, and we explain why below.
◦Unit economics: every $1 we have invested in customer acquisition since launch has now returned $1.52 in gross profit — up from the $1.44 General Catalyst underwrote when it committed $1 billion on July 14. The same cohorts, one month later; the figure rises every month as they age, because gross profit keeps accruing on spend that was paid long ago.

▪Financing (July 14): closed $1 billion in non-dilutive growth financing from General Catalyst's Customer Value Fund (“CVF”), tied for the largest commitment in the CVF's history.
▪The inflection: consolidated Adjusted Free Cash Flow turned positive in July — the first positive month in our history — and is expected to be positive for Q3 2026 and to stay positive from there.

The Opportunity In Front of Us
It is worth stating plainly what we are pursuing. The global market for vitamins, minerals, and supplements is roughly $200 billion a year and growing. It is one of the largest consumer categories in the world and one of the least consolidated. No brand owns it. Most of what sells is commodity product: undifferentiated formulations with no clinical evidence, competing on price. That is our opening. A premium, clinically validated, globally distributed brand does not need a large share of a $200 billion category to become a very large company. Twenty months in, IM8 already ships to 46 countries, and approximately 54% of revenue comes from outside the United States. Most consumer brands spend a decade building that kind of international footprint. We built it in under two years, which means growth can now compound in two directions at once: deeper into markets we know, and outward into markets we have barely touched.

That is why we keep investing in growth rather than harvesting early profits. Categories like this get decided once, they are being decided now, and we intend to be the brand that decides ours.
Left: IM8 ARR milestones. Right: IM8 full-year revenue guidance.

Twenty Months, and a Record July
IM8 launched in December 2024 with one product and 3,794 customers. Twenty months later, IM8 has delivered more than 57 million servings — over 200,000 every day — and generated roughly $160 million in cumulative revenue. Someone, somewhere, orders IM8 about every 27 seconds. Revenue has set a new record in nearly every month since launch: $13.0 million in April, then approximately $16.0 million in each of May and June, and $20.9 million in July. July's cohort of 47,373 new customers was the largest in our history. Roughly 40% of those customers chose quarterly plans, committing to a full quarter of IM8 on day one.

IM8 monthly revenue since launch. Management data; unaudited. July 2026 figures are preliminary.

Now the July observation we consider most important, and the numbers behind it. In Q2 we nearly doubled acquisition marketing spend — from $18.3 million in Q1 to $35.7 million — to acquire 118,493 new customers, the largest quarter in our history. Every playbook says blended CAC should have jumped. It did not. CAC held essentially flat, edging down from about $305 to about $301. Then in July, with spend moderating to $11.3 million but still roughly double any month in 2025, CAC fell about 21% further, to approximately $239, while we acquired the largest single-month cohort we have ever had.

IM8 CAC against monthly acquisition marketing spend. Management data; unaudited. July 2026 figures are preliminary.

Why does this matter so much? Because scaling consumer brands almost universally experience the opposite: each incremental customer costs more than the last, and rising CAC is usually what ends the growth story. Ours holding flat through a spend double — and then falling — tells us demand is compounding through channels we do not pay for by the click: the ambassador platform, organic content, word of mouth, and a brand that increasingly walks in the door on its own. At our current pace of new customers, every ten dollars of durable CAC improvement is worth several hundred thousand dollars a month.

We want to be equally clear about what this is not. It is one quarter of flat and one month of falling. July is preliminary and unaudited, and a single month does not make a trend. We are not building our plan on CAC staying at $239, and if it reverts, you will read it here first. But we watch this number more closely than any other in the business, and what it did in July is, on the evidence so far, immensely positive.

What Our Cohorts Tell Us
We manage IM8 cohort by cohort: every month's new customers are tracked as a distinct vintage from their first order onward. Two findings from that data matter most to shareholders.

First, our cohorts endure. The chart below stacks each month's billings by the vintage of the customers who generated them. Notice that the layers persist. Customers acquired at launch and through the first half of 2025 were still billing about $3 million in July, twelve to twenty months after we acquired them, while newer and larger layers stack on top. Older cohorts continue to generate meaningful revenue while newer and larger cohorts are added on top. Retention behavior has held consistent across every vintage since launch, through an 18x scaling of monthly volume. That consistency is what makes future revenue from existing customers largely forecastable. It is also, as we explain below, what makes it financeable.
IM8 monthly gross billings by acquisition-cohort group. Management billings data, preliminary and unaudited.

Second, each new cohort is worth more than the last. A customer acquired in 2026 generates about 50% more billings in their first month than a customer acquired in 2025: roughly $212 for the July cohort against a 2025 average of $142. The biggest driver is commitment mix. Quarterly plans, introduced in November, now account for about 40% of new customers, at an average first order around $321. Customers are arriving in record numbers and arriving with more conviction. Richer cohorts on a consistent retention curve mean faster cost recovery and more future revenue per dollar invested. This is the quiet engine underneath everything else in this letter.

The commitment shift is now the majority of the business. Quarterly plans crossed monthly plans in March 2026 and reached 54.8% of July revenue — from zero last October. Active subscriptions ended July at roughly 140,000, about six times the level of fifteen months ago, and the base has grown every single month on record. Approximately 87% of revenue is recurring and about 95% of revenue runs through our own store rather than marketplaces — which means the customer relationship, the data, and the margin stay with us.
Active subscriptions at month-end since the April 2025 platform migration. Management data, preliminary and unaudited.
First-month billings per new customer, by monthly cohort. Management billings data, preliminary and unaudited.

What a Third Party Sees: Independent Card Data
Everything above comes from our own systems, so we want to close the cohort discussion with numbers nobody at IM8 produced. Indagari, an independent analytics firm, tracks US consumer credit- and debit-card transactions across brand panels — including IM8 and the three most prominent brands in our category: AG1, Thorne, and Grüns. The data covers the United States only, is transaction-based rather than company-reported, and we cite it precisely because we cannot touch it.

Start with the picture that needs no caption. Since December 2024 when IM8 launched, US direct card spend on IM8 has grown roughly 25-fold — while over the same period AG1 declined 36%, Grüns declined 48%, and Thorne grew 51%. Two of the three most prominent brands in the category are shrinking in their home market’s direct channel, the third is growing modestly — and the category’s growth is concentrating in one brand. And the United States is not even our largest market: roughly 54% of IM8 revenue is generated outside it.

Indexed US card-spend growth since December 2024, through late July 2026. IM8’s index benefits from a small launch-month base; the direction and divergence, not the multiple, are the point. Source: Indagari US card panel.

Second, retention — the claim skeptics test hardest, answered by a third party. Twenty months after first purchase, Indagari’s panel shows IM8 retaining 14.2% of customers still transacting — 25% more than Thorne (11.4%), 31% more than AG1 (10.8%), and nearly six times Grüns (2.4%). Card panels count monthly transactions, and the majority of IM8 revenue is on quarterly plans that transact once every three months — which mechanically understates IM8 across the curve. Even measured that way, IM8 finishes highest, and is the only brand whose curve is rising at the tail as early cohorts’ quarterly renewals land.
Left: share of each cohort still transacting at month 20. Right: the full curve, months 0–20 — the shaded band marks months 1–5, where quarterly-billed IM8 customers transact only every third month and the monthly panel mechanically undercounts IM8. Cohorts from December 2024, data through July 2026. Source: Indagari US card panel.

Third, the premium is on the card statements: IM8’s average transaction reached $181 in July against $100 for AG1, $83 for Grüns, and $71 for Thorne — 1.8 to 2.5 times the category on every swipe, with the divergence beginning precisely when quarterly plans launched. Growing fastest, retaining longest, at nearly double the price per transaction — measured by someone who has never set foot in our office.

The General Catalyst Partnership: Validation, and Fuel
On July 14, we closed $1 billion in growth financing from General Catalyst's Customer Value Fund, tied for the largest commitment in the CVF's history. We want shareholders to understand what this represents beyond the capital. General Catalyst spent months inside our cohort data before committing. They studied the same vintages, curves, and billing records described above, and their underwriting reduced to a single number: blended across all mature cohorts, every $1 we have invested in customer acquisition has returned $1.44 in gross profit. That was the number at underwriting. One month later, the same cohorts stand at $1.52 — and the figure rises every month, because gross profit keeps accruing on acquisition marketing spend that was paid long ago. Every historical monthly cohort continues to exceed the performance thresholds in their underwriting. A billion dollars from one of the world's premier growth investors, secured against the performance of our customer economics, is the strongest external validation our model has received. It arrived without a single share of dilution. The plain-terms effect: a significantly larger business, sooner, with more cash in the bank and a higher return on capital.

The mechanics matter as much as the amount. General Catalyst finances up to 70% of IM8's marketing spend on a monthly cohort basis, and IM8 keeps full discretion over how much of the facility to use. In return, General Catalyst receives a capped share of income tied to the cohorts it finances. Once that capped return is recovered on any cohort, every remaining dollar of lifetime value belongs to IM8 permanently. No shares were issued, and none can be issued under the facility. The largest use of cash in our business is now substantially funded by a partner whose return depends on the same cohort quality we already manage the business around.

There is precedent for what this structure does to a company, and it is public. Lemonade (NYSE: LMND) partnered with the same General Catalyst platform in mid-2023 to finance up to 80% of its customer acquisition. Within twelve months it was reporting net-cash-flow-positive quarters while tripling growth spend year over year; within eighteen it posted its first full year of positive Adjusted Free Cash Flow, with its earliest funded cohorts repaid in full. Its market capitalization has roughly increased from ~$1bn to now more than $4bn since the partnership began. We are not Lemonade, and our categories differ. But the mechanism now working underneath IM8 is the same one — and our cohorts pay back materially faster than insurance customers do.

The Inflection: Consolidated Adjusted Free Cash Flow Turned Positive, and the Full P&L Behind It
In July, consolidated Adjusted Free Cash Flow — which includes fundings under the General Catalyst facility — turned positive for the first time in our history. This is the milestone we have been tracking since before the brand existed. It was in the founding model on day one: the point where growth stops consuming our cash. And I will say something honestly here, because this letter is built on transparency: it arrived far faster than I ever believed we could reach it. Two things made that possible, and they are connected. The cohorts came first — customers who stay, spend more over time, and return their acquisition cost in months rather than years. And it was those cohorts that earned the second thing: a billion dollars of General Catalyst’s capital, committed after months inside our data, which now funds acquisition so that our own cash no longer has to. Strong cohorts attracted the capital; the capital freed the cash flow; and the cohorts’ repayment speed is why it happened in July — rather than years from now. We expect Q3 to be our first positive quarter, and we expect to stay positive from there. This is a change of state, not a one-quarter event: the difference between a business that consumes cash to grow and one that grows on its own receipts and its partners’ conviction.

Why does this matter so much? Because it ends the defining trade-off of high-growth consumer companies. Until now, every dollar of growth we bought showed up first as cash out the door. The faster we grew, the more cash we consumed. From Q3, that reverses. The existing subscriber base generates the cash, the CVF funds the growth, and the funded cohorts repay from their own receipts. We now control our own destiny. We never have to raise equity into a bad market. We never have to slow down to conserve cash. It negotiates partnerships, launches, and expansion from strength.

The economies of scale are now visible across the P&L. Gross margin for IM8 tells the story most directly. We started at roughly 57% a year ago and reached approximately 65% in Q2, more than 800 basis points of expansion earned while revenue grew about 4.6x. We see further room over time as manufacturing volumes, shipping density, and product mix keep working in our favor. Scale is compounding on the cost line the same way brand is compounding on the demand line.

The same shift shows up in Adjusted EBITDA4. The first-half loss of $24.6 million was the deliberate investment that bought our largest cohorts ever. And here it is worth pausing on something unusual about Q2, because it says a great deal about how we report: our Adjusted EBITDA loss of $19.0 million is larger than our actual net loss for the Q2 under IFRS Accounting Standards of $9.0 million. That is not a typo. This quarter included $10.0 million of net fair value gains and other related items, and our adjustment convention strips them out — exactly as it stripped out losses of the same kind in Q1. We adjust against ourselves, in both directions. On the statutory line, the one no convention touches, net loss per share improved to $(0.52) from (0.94) a year ago — 45% better while revenue grew 3.9x. The second half should look very different, and July has already shown you what it looks like. On preliminary figures, July’s consolidated Adjusted EBITDA loss was approximately $2.4 million — about 11% of revenue, versus 41% in Q2 — with a preliminary net loss for the period of approximately $3.6 million. Our second-half guidance of an $8 to $12 million Adjusted EBITDA loss, an improvement of more than 50% even as we keep investing at record levels, is not a promise about a distant future; it is a description of the run-rate the first month of the half already delivered. Both views — the consolidated P&L all the way down to earnings per share, and the IM8 engine with July standalone, every partner cost named, including royalty at its stepped-down 3.5% — are reproduced from the investor deck directly below. And one thing said directly, because we would rather you hear it from us than reconstruct it: in May we spoke about a full-year Adjusted EBITDA loss of roughly $15–20 million. The first half alone came to $24.6 million, and our second-half guidance implies a full year beyond that old range. What changed is not discipline; it is the capital model. When we discussed that range, every dollar of EBITDA loss was a dollar of our
4 Adjusted EBITDA is defined as EBITDA further adjusted to exclude amortization of deferred expenses, equity-settled share-based payment expenses, transaction-related expenses associated with acquisition, disposal and fundraising activities, strategic realignment and discontinued products impact, exchange gains or losses, net, fair value gains or losses on financial assets at fair value through profit or loss, warrant liabilities and digital assets, and profit or loss from discontinued operations, net of tax. EBITDA is defined as loss for the period, adjusted to exclude depreciation and amortization, interest income, other finance costs, and income tax expense or credit.

own cash. The General Catalyst facility broke that link. So when Q2 presented the largest cohorts in our history at flat CAC, we bought them, at a measured $1.52 of gross profit per dollar and rising, and the proof the trade worked sits on the cash line: consolidated Adjusted Free Cash Flow turned positive in July, the very month the facility went live. We spent more, reported a larger EBITDA loss, and burned less cash than the old plan would have. Going forward you have both dials from us, guided: second-half Adjusted EBITDA loss of $(8)–(12) million5, and Adjusted Free Cash Flow positive from Q3. EBITDA tells you how hard we are pressing the accelerator; cash flow tells you whether we can afford to.

The Three Questions We Hear Most
Depending on who is asking, we are apparently either burning too much money or not spending nearly enough. Three questions come up in almost every investor conversation we have. Here they are, answered plainly.

1. “When will you be profitable?”

The direct answer: we could be profitable tomorrow if we chose to be. Roughly 140,000 active subscriptions renew on a schedule at approximately 65% gross margin — that recurring engine already produces more than enough gross profit to cover our entire cost structure. What would go is the growth investment, and that is precisely the trap. Every dollar we have invested in acquiring customers has returned $1.44 in gross profit at underwriting — already $1.52 today; cutting that investment to print a profit today would trade compounding value for cosmetics. I say it inside the company the same way I will say it here: profitability is a choice, not a destination. And the major step has already arrived: consolidated Adjusted Free Cash Flow turned positive in July, we expect Q3 to be our first positive quarter, and the business now funds its own ambitions. A self-funding company gets to pick its moment of profitability. We will pick ours when slowing down costs you less than speeding up, and not a quarter before.

2. “Can you be more aggressive? Why not spend more?”

It surprises people that we hear this at least as often as the first question — and almost always from the investors with the deepest experience in direct-to-consumer businesses. They quote our own numbers back at us: the gross-profit multiple on acquisition, the ~3-6 month payback, a projected 3:1 LTV / CAC5 ratio — lifetime value on a gross-profit basis over 36 months, extending observed cohort curves beyond our oldest vintage of twenty months, with no contribution from future product launches assumed. With those economics, they argue, the expensive mistake is under-spending. They are right about the math, and candidly, we share the instinct.

What governs our throttle is no longer capital — the CVF removed that constraint. It is cohort quality, expressed as three gates. The marginal cohort must clear our payback thresholds. Creative and audience depth must support the next dollar as well as they supported the last. And the operation — fulfillment, service, the product experience itself — must absorb the growth without degrading what customers feel. In Q2 all three gates were green, and we nearly doubled spend. In July we acquired our largest single-month cohort ever — on somewhat less spend than Q2’s monthly peak — and CAC fell a further 21%. When the gates are green, expect us to be every bit as aggressive as these investors want us to be. The moment one turns amber, expect us to hold. Spend is an output of cohort quality, not a target — which is also the honest answer to question one: we are not protecting a profit number, and we are not chasing a spend number. We are following the cohorts.

3. “What gives you conviction the growth is sustainable?”

Five things, each of them checkable. First, the record: since its first full quarter, IM8 revenue has compounded at 51% per quarter — $5.7 million to $45.0 million in five quarters — and our Q3 guidance implies a sixth. Second, the cohorts: nineteen consecutive monthly vintages, every one retaining along the same curve through an eighteen-fold scaling of monthly volume, with newer cohorts worth roughly 70% more in their first month than last year’s. Growth built on a leaky bucket shows the leak by the third vintage. Ours has held through nineteen.

5 LTV/CAC is defined as cumulative gross profit per customer over 36 months divided by CAC.

Note: Q2 2026 IM8 revenue has been updated from previously disclosed preliminary amounts to exclude certain taxes collected on behalf of tax authorities in accordance with IFRS 15. As a result, previously disclosed Q2 2026 revenue of approximately $47.8 million was revised to $45.0 million.

Third, the nature of the demand. The CAC pattern described earlier in this letter is the signature of demand arriving through doors no one can buy — ambassadors, word of mouth, a brand that walks in on its own. Growth that depends on one algorithm is fragile; growth arriving through a dozen doors is not.

Fourth, the runway — and the arithmetic of the path. We hold roughly a tenth of one percent of the $200 billion category, ship to 46 countries most of which we have barely begun to develop, and have entered neither US retail nor China. And the path to our 2027 guidance is shorter than it looks: as of July we were already at a $251 million annualized run-rate, and our Q4 guidance implies we exit 2026 above $300 million. From that exit rate, $400 million-plus in 2027 does not ask the machine to accelerate. It asks the machine to keep doing what nineteen consecutive cohorts show it does — and considerably less than it did this year, when revenue grew nearly 4x. On top of all that sits the pipeline: Hydration launches in Q4 and our premium gummies line follows in the first half of 2027, and we hold both to the same promise as the flagship — we believe each will be the best product in its category at launch, clinically studied and NSF certified, selling into an active base whose acquisition cost is already paid, with none of that revenue in guidance. Our conviction does not require the next act to be lucky. The next act is already built.

And fifth, our conviction has been independently audited by General Catalyst who spent months inside the same cohort data before putting a billion dollars behind the conclusion. Is that certainty? No. Certainty is not available in business. It is conviction with tripwires — the “What We Are Watching” section below lists exactly what would change our posture, and we will report those indicators whether they flatter us or not.

A Balance Sheet Built for This Moment
The CVF partnership was negotiated from strength, and the balance sheet shows it. As of June 30, 2026, the Company had $59.1 million in cash and cash equivalents and $50.3 million in current financial assets at fair value through profit or loss, representing an aggregate balance of approximately $109.4 million. Net current assets were $111.1 million, up from $106.5 million at March 31, 2026. A company that carries this balance sheet with zero debt, completes $40 million of share repurchases, and runs its largest investment quarter ever — all at once — did not take a billion dollars because it needed rescue. It took the capital because the cohort math says deploy more.

One housekeeping note on the capital structure. Approximately 2.36 million Class C Warrants remain outstanding at an $18.00 exercise price; exercised in full, they would bring roughly $42.5 million of additional cash into the company. We also hold a forced-exercise right: if our shares trade at or above $21.60 for ten consecutive trading days following registration, we can require the warrants to be exercised.

On capital allocation, our priorities are simple and in this order: product and clinical investment, growth investment wherever cohort economics clear our bar, and opportunistic capital returns when the market prices us below what the model is worth. The $40 million repurchase program is complete, and management separately put $2.75 million of personal capital into open-market purchases this year.

Science: The Bar That Builds the Moat
In a $200 billion category built mostly on marketing claims, clinical evidence is the scarcest asset and the hardest to copy. Our flagship, Daily Ultimate Essentials, is backed by a completed randomized controlled trial. Three further randomized, placebo-controlled trials are underway — one at the Mayo Clinic, and two double-blind, IRB-registered studies at an independent U.S. research institute — and their designs are worth describing, because in clinical research, the design tells you how serious a company is long before any result arrives. Start with the Mayo Clinic study, because it sets the highest bar: at Mayo Clinic in Florida, investigators led by Dr. George Pujalte are running a randomized, placebo-controlled trial of Daily Ultimate Essentials in 100 healthcare workers — the people who deliver medicine, at one of the most respected medical institutions in the world. Over eight weeks, with a four-week supplement washout before baseline, the study measures objective physical performance — a six-minute walk test, body composition, grip strength — alongside weekly well-being and bloodwork drawn at baseline and repeated at week eight: vitamins, minerals, inflammatory markers including CRP and IL-6, and cardiometabolic measures including ApoB. The study is investigator-initiated, designed and run by Mayo Clinic investigators under Mayo Clinic research protocols. The longevity study enrolls 180 participants across four arms — placebo, a single dose of IM8 Longevity, a double dose, and the full Beckham Stack of Longevity taken together with Daily Ultimate Essentials — 45 per arm over 90 days, with every participant wearing the same standardized wearable, analyzed centrally, so sleep and recovery physiology are measured rather than self-reported. The co-primary endpoints are the two most validated short-horizon biomarkers in longevity research: hsCRP for systemic inflammation and HOMA-IR for insulin resistance — the processes that sit upstream of most age-related disease. The fourth arm is the one we consider most telling: it tests the actual regimen our customers buy, head-to-head against its own components and against placebo, with the comparison pre-specified. The gut health study enrolls 135 participants across three arms — placebo, single dose, double dose — over eight weeks, a dose-response design that strengthens causal inference well beyond a simple two-arm comparison. Its co-primary endpoints measure exactly what the product promises: the GSRS, the validated gold-standard instrument for digestive symptom burden, and microbiome diversity measured by shotgun metagenomic sequencing of stool samples at baseline and week eight — we sequence the microbiome; we do not merely survey it. The protocol excludes recent antibiotic and probiotic use before baseline, the two confounders that quietly invalidate most microbiome studies. Results from the two independent-institute studies are expected by the first quarter of 2027, with the Mayo Clinic study reading out on its own academic timeline, and we will publish what we find. Endpoints are pre-specified objectives, not results — no study’s outcome is assured, and we would not want it any other way. Evidence that cannot fail is not evidence. Beyond these, we are planning additional clinical trials across the product portfolio, because our standard is simple. Every product we launch completes IM8-level clinical validation first, and products already in market keep earning deeper evidence over time. Every IM8 SKU is NSF Certified for Sport, the certification trusted by professional athletes and anti-doping bodies. All of this is slower and more expensive than how the category usually operates. It is also why the category's typical brands fade, and why we expect to endure.

The Brand, In Person
And there is a dimension of this that neither the clinical data nor the card panels can capture, so let me report it personally. I spend much of the year traveling for this company, and in every country I land in now, the same thing happens: people come up to me about IM8. Not because they recognize me — because they recognize the sachet. Athletes, surgeons, founders, CEOs — high performers who could buy anything, telling me, unprompted, what the product has done for them. We have now hosted more than 100 offline brand events around the world, and the rooms keep getting fuller. David and I talk about this often, because it is the thing we are proudest of: we set out to build a science-first brand, and somewhere in the last twenty months it became something people carry with them, ask each other about, and hand to the people they care about. I put it in a shareholder letter because it is a business asset with a specific use: a brand people trust travels. It travels into new countries ahead of our marketing, and — as you are about to read — it travels into new products, where an audience that already believes in us is waiting for whatever we make next. You cannot buy that. You can only earn it, one sachet at a time — and it compounds.

What Comes Next: The Product Pipeline
IM8 today is still, deliberately, close to a one-product company. Everything in this letter was achieved on two hero SKUs. That changes over the coming quarters. IM8 Hydration launches in Q4 2026 and takes our clinical standard into a category worth about $37 billion globally. Our premium gummies line follows in the first half of 2027, opening the roughly $25 billion gummy supplement category. I have seen what is coming out of R&D, and I will admit I find it hard to write about calmly. Both products are in the late stages of development, and I will make you the same promise on each that we made on the first: when they launch, they will be the best products in their categories, and they will arrive the way everything we make arrives — clinically studied, NSF certified, built to the same standard of science and efficacy as the flagship. Each launch gets a dedicated flight and full operational focus. Each sells into an active subscription base of roughly 140,000 whose acquisition cost is already paid, which makes every new product's economics better than the flagship's were on day one. None of this revenue is in our guidance. The pipeline is pure upside to every number in this letter. And I want to be clear that Hydration and gummies are the next act, not the whole story. Think about what the trust we have built actually licenses. A customer who hands our sachet to someone they love is telling us they would trust us in any category where science and quality decide the winner — and the map of those categories is most of consumer health: sleep, cognition, recovery, women’s health, men’s health, healthy aging, sports performance. We will not name what is coming, and we will enter nothing until it can clear the same bar as the flagship — best in category, clinically studied, NSF certified — but the honest way to think about IM8 is not as a supplement company with two launches scheduled. It is a trusted health brand, twenty months old, with most of its categories still ahead of it. And we are in a rare position to pursue that map: a self-funding operating engine from this quarter, a billion dollars of committed capital covering growth spend — which frees our own cash for what compounds longest: R&D, clinical evidence, and the team — and an AI-native organization that can enter a new category without hiring an army. Companies usually get the brand, the capital, or the cost structure. We are sitting on all three, and we intend to use them.

Co-Owners, Not Endorsers
Our ambassador strategy inverts the industry's. We do not rent celebrity attention by the campaign. We make our partners co-owners and this was the quarter that philosophy scaled. On April 2, Giannis Antetokounmpo joined as Global Partner in our first all-equity partnership, becoming the first NBA athlete shareholder in a NASDAQ-listed health and longevity company. On May 7, IM8 became Inter Miami CF's exclusive Official Health Supplements Partner, and the club took an equity stake in Prenetics — the first time Inter Miami has ever taken equity in a brand partner, in a deal that includes group player NIL rights with Lionel Messi. On May 20, Jay Shetty became our first Global Ambassador from outside sport, and a shareholder — a daily customer for nearly a year, on his own doctor's recommendation, before he was ever a partner. They join David Beckham, who co-founded the brand, and Aryna Sabalenka and Ollie Bearman, who extend the roster across tennis and Formula 1. In a single quarter, the ownership roster came to span the four biggest sports in the world plus global wellness media — and every one of them chose equity. Owners behave differently from endorsers. They create more, they stay longer, and they cost less cash. The same alignment runs through management, whose own open-market purchases are described in the capital section above.

The Board We Are Building
The same philosophy now runs through our boardroom: people who have actually done it. This year we added two independent directors, and together they tell you exactly what this company intends to become. Hudson Leogrande, founder and CEO of Comfrt, joined our Board earlier this year. Hudson built Comfrt from a standing start to more than $1 billion of revenue this year — in four years — selling hoodies and blankets direct-to-consumer. He is one of the defining operators of the modern DTC era, and the playbook he executed at the highest level on a product you buy once is the playbook we run on a product people consume every morning, on subscription.

And on August 17 we announced Caroline Levy as an independent director, serving on our Audit, Compensation, and Nominating and Corporate Governance Committees. Caroline spent more than three decades as one of Wall Street’s top-ranked consumer analysts — ranked by Institutional Investor and The Wall Street Journal, leading U.S. consumer research at UBS — and she is a current board member of Celsius Holdings, where she has served since 2020 through one of the great consumer growth stories of our time. Caroline spent her career professionally stress-testing consumer companies. She has seen every playbook in this industry — and she chose ours.

The Category Is Being Repriced
While we were building, the strategics moved. In a six-month span this year, three of the world’s largest consumer companies deployed roughly $6.1 billion into supplement and nutrition brands: Danone acquired Huel for approximately $1.1 billion in March, Unilever acquired Grüns for approximately $1.2 billion in April, and in August P&G agreed to acquire Thorne for $3.8 billion — at 5.8x revenue, the highest multiple ever paid for a supplement brand. Thorne is 42 years old. Grüns is three. What buyers paid for in every case was the same profile: a subscription base, a defensible brand, and clinical evidence. Those are the three assets this letter has described.

I want to say something here that I have weighed carefully, because it can easily read as bravado, and I do not mean it that way. Measured against the size of this category, the pace at which we are compounding, and the fact that the youngest company on that list needed only three years to reach a billion-dollar outcome, I genuinely believe IM8 can one day be bigger than all three of those companies combined. A sentence like that deserves your skepticism; it got mine. We will earn the right to it the only way it can be earned — quarter by quarter, cohort by cohort, in these letters, with the numbers attached.

And so there is no ambiguity about why we mention these transactions at all: we have zero interest in selling this company. We are builders, and we are building for the long term. The deals are noted as category context only; they are not a valuation of Prenetics or IM8 and not an indication that any transaction is contemplated. What shareholders should take from them is simpler. The assets we have spent twenty months building — a subscription base, a defensible brand, clinical evidence — are the assets the largest consumer companies in the world just spent six billion dollars to acquire. We intend to keep building them, under this roof, for years.

How We Will Measure Ourselves
We will report progress each quarter against the milestone that matters most: consolidated Adjusted Free Cash Flow expected to be positive beginning in Q3 2026 and to stay positive from there. When something softens, we will say so in this letter before you read it anywhere else. Credibility compounds like capital does, and we intend to accumulate plenty of both.

What We Are Watching
A letter like this should also tell you what could go wrong, so here is what has our attention. First, our newest cohorts are our largest, and they are young. Everything we know says they will mature like the twenty cohorts before them, and the early readings support that, but we hold our conviction to the same standard we hold everything else: the data, as it comes in. Second, execution density. Over the next twelve months we will launch two product lines, run multiple clinical studies, and scale a business that is doubling, all at once. We have built the team and the operating cadence deliberately around that load. If either develops in a way you should know about, you will read it here before you read it anywhere else.

2027: Why We Guide to $400 Million or More
A number like $400 million deserves one more piece of reasoning that the rest of this letter has not yet given you: how much of it we already own. Approximately 87% of our revenue is recurring, and every vintage since launch has retained along the same curve — which means the subscribers on the books today will carry a substantial share of 2027 revenue before we acquire a single customer next year. We are not guiding to demand we hope to find; we are guiding, in large part, to renewals we can already see. The rest of the case you have read: the exit ARR above $300 million, the deceleration math, the pipeline and the billion dollars of committed capital held entirely outside the numbers. Four hundred million or more is comfortably in range. It requires the continued execution of what we have done for twenty months — nothing more, and we intend nothing less.

Outlook
•Q3 2026: total revenue of $63–64 million, with IM8 contributing $61.5–62.5 million — approximately +38% sequentially at the midpoint, with July’s $20.9 million already representing more than a third of the quarter.
•FY2026 total revenue: raising full-year guidance to $220–230 million, with IM8 contributing $215–222 million.
•Implied Q4: the top of the IM8 range implies a fourth quarter of approximately $81 million, roughly +31% sequentially, in our seasonally strongest period — the same quarter grew +59% sequentially last year — with IM8 Hydration launching in the quarter and contributing none of this revenue.
•Adjusted EBITDA for 2H: to be in the range of $(8)-(12) million6, representing an improvement of more than 50% compared with the Adjusted EBITDA loss in 1H of 2026.
•Year-end 2026 (IM8 December ARR): $300 million or more.
•FY2027 IM8 revenue: in excess of $400 million.
•Cash flow: consolidated Adjusted Free Cash Flow turns positive beginning Q3 2026 and expected to remain positive.

Twenty months ago we set out to build the defining consumer health brand of this generation. Today the growth is proven, the customer economics are underwritten by a billion-dollar institutional partner, the balance sheet is strong, and the cash-flow inflection is no longer ahead of us: it happened in July, and we expect this quarter to be our first consolidated adjusted free cash flow positive quarter, with every quarter after it. We hope this letter has shown you the machine and not just its output. We will write to you again in November, and we expect to be reporting that we delivered what this letter promises. Twenty months in, everything you have read is still the beginning.

With Health,

Danny Yeung, CEO Prenetics’ IM8

6 We have not provided the forward-looking IFRS Accounting Standards equivalents for Adjusted EBITDA non-IFRS metrics as a result of the uncertainty regarding, and the potential variability of, reconciling items such as equity-settled share-based payment expenses, exchange gain or loss, net, fair value gain or loss on financial assets at fair value through profit or loss, fair value gain or loss on warrant liabilities, and other charges. Accordingly, the Company has relied upon the exception in item 10(e)(1)(i)(B) of Regulation S-K to exclude such reconciliations, as the reconciliations of these non-IFRS guidance metrics to their corresponding IFRS Accounting Standards equivalents are not available without unreasonable efforts. However, it is important to note that material changes to reconciling items could have a significant effect on future IFRS results. We have provided reconciliations of other historical IFRS Accounting Standards to non-IFRS metrics in tables at the end of this letter, as well as relevant non-IFRS definitions.

About Prenetics
Prenetics Global Limited (NASDAQ: PRE) (the “Company”) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, reaching approximately $251 million in annualized revenue run-rate within 20 months of launch, shipping to 46 countries, and delivering well over 200,000 servings daily. IM8's ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF. Learn more at prenetics.com and im8health.com.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials Pro, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements and Data Notes
This shareholder letter contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this shareholder letter, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the impact of the Customer Investment Agreement with GC Customer Value Arranger, LLC is unpredictable, and the arrangement may not function as expected, and its failure to do so could materially and adversely impact our financial condition and results of operations, we may require additional capital to grow our business, which may not be available on terms acceptable to us or at all, the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this shareholder letter is as of the date of this shareholder letter, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this shareholder letter constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.

Certain operational data, customer metrics, market data, and industry information included in this shareholder letter are derived from management records, internal analyses, third-party sources, and management's understanding of the markets in which the Company operates. Operational data is unaudited and may differ from data presented in the Company's reports filed or furnished with the U.S. Securities and Exchange Commission. Cohort figures are preliminary, unaudited, based on management billing records, and reflect gross billings rather than IFRS revenue. July 2026 figures reflect the period from July 1, 2026 through July 31, 2026. Industry, market, and competitive position data presented herein are based on publicly available information, industry publications, and third-party sources that the Company believes to be reliable but has not independently verified. Market size estimates are based on third-party industry research and involve assumptions and limitations that may affect their accuracy. While the Company believes such information to be reliable, it has not been independently verified by any third party, and no representation or warranty, express or implied, is made as to the accuracy, completeness, fairness, or reasonableness of any such information. In addition, the foregoing information may involve estimates, assumptions and other risks and uncertainties, and are subject to change based on various factors. Accordingly, you should not place undue reliance on such information. This letter also contains non-IFRS financial measures; definitions of these measures and reconciliations to the most directly comparable IFRS measures are provided below.

Basis of Presentation
Figures for prior periods have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”). As part of the Group’s strategic repositioning to focus its resources and capital allocation on its core consumer health and prevention businesses, the Group has divested or exited certain non-core businesses and investments, including ACT Genomics, Europa and Insighta.

In June 2025, the Group determined that ACT Genomics Holdings Company Limited (“ACT Genomics”) met the criteria to be classified as held for sale and a discontinued operation, following the signing of a definitive sale and purchase agreement with Delta Electronics, Inc. and its results have been excluded from the Group’s continuing operations thereafter. The divestment of ACT Genomics was completed on October 1, 2025.

The Group also completed the divestiture of substantially all of the assets of its Europa business in January 2026 and determined that Europa met the criteria to be classified as held for sale and a discontinued operation. Accordingly, Europa’s results are included in the Group’s financial results only up to the date of completion of the divestiture and are excluded from the Group’s continuing operations thereafter.

In February 2026, the Group completed the disposal of its remaining equity interest in Insighta Holdings Limited (“Insighta”). Accordingly, the Group’s share of results from Insighta is included only up to the date of completion of the disposal. The disposal of remaining equity interest in Insighta was completed on February 13, 2026.

In accordance with IFRS 5, the results of discontinued operations are presented separately from the Group’s continuing operations (comprising IM8 and CircleDNA) in the unaudited consolidated statements of loss and other comprehensive loss, and comparative figures for those statements have been re-presented accordingly.

The financial information presented in this shareholder letter is unaudited. Unaudited non-IFRS financial measures have been provided in this shareholder letter. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Unaudited Non-IFRS Financial Measures
To supplement the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), the Company is providing the following non-IFRS measures: EBITDA, adjusted EBITDA, Contribution Profit, Contribution Margin, and Adjusted Free Cash Flow. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends and in facilitating period-to-period comparisons of the Company’s performance.

EBITDA is defined as net loss before (1) depreciation and amortization, (2) interest income, (3) other finance costs, and (4) income tax expense.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude (1) amortization of deferred expenses, (2) equity-settled share-based payment expenses, (3) transaction-related expenses associated with acquisition, disposal and fundraising activities, (4) strategic realignment and discontinued products impact, (5) exchange gain or loss, net, (6) fair value (gain)/loss on financial assets at fair value through profit or loss, (7) fair value (gain)/loss on warrant liabilities, (8) unrealized and realized fair value (gain)/loss on digital assets, and (9) (profit)/loss from discontinued operations, net of tax.

Contribution Profit, a non-IFRS measure, is defined as EBITDA further adjusted to exclude acquisition marketing expenses, brand royalty, and ambassador contracts and licensing fees.

Contribution Margin is calculated as Contribution Profit divided by revenue.

Adjusted Free Cash Flow, a non-IFRS measure, is defined as net cash from operating activities plus net fundings under the General Catalyst Customer Value Fund facility.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS Accounting Standards.

Investors are encouraged to review the breakdown provided in the non-IFRS reconciliation set forth in the below table captioned “Reconciliation of loss for the period under IFRS Accounting Standards and adjusted EBITDA (Non-IFRS).”, “Reconciliation of adjusted EBITDA (Non-IFRS) and Contribution Profit (Non-IFRS)”, and “Reconciliation of loss for the period under IFRS Accounting Standards and IM8 Adjusted EBITDA and IM8 Contribution Profit (Non-IFRS)”.

The following applicable financial items have been added back to or subtracted from loss for the period under IFRS Accounting Standards when calculating EBITDA or Adjusted EBITDA:

a.Depreciation and amortization. Depreciation and amortization expenses are excluded primarily because it is a non-cash expense. This amount may be useful to investors because it generally represents the consumption of the cost of our long-lived assets used in operations, including the wear and tear on our property, plant and equipment and the amortization of intangible assets.
b.Interest income. Interest income is excluded because it does not reflect our ongoing business and operating results. This amount may be useful to investors for determining current cash flow.
c.Other finance costs. Other finance costs are excluded because they relate primarily to finance cost on lease liabilities rather than the operating performance of our business. Management believe excluding these amounts enhances comparability of operating results across periods.
d.Income tax expense. Income tax expense is excluded because it is affected by jurisdictional and tax-specific factors that may not directly reflect operating performance.
e.Amortization of deferred expenses. These expenses are excluded because it relates to the amortization of advance retention bonuses paid to a director and certain employees under discrete, fixed-term retention arrangements. These arrangements were outside the Company’s ordinary salary and annual bonus programs, were fully amortized by June 2025, and have not been renewed. The Company excludes these expenses because they are not representative of its ordinary recurring compensation structure.
f.Equity-settled share-based payment expenses. These expenses consist primarily of equity-based compensation expense related to employees, directors, and non-employees who provide services to the Company. The Company excludes these non-cash expenses primarily because their amount and timing are affected by the structure and fair value of the restricted share units and may vary significantly between periods, thereby affecting comparability of operating performance.
g.Transaction-related expenses associated with acquisition, disposal and fundraising activities. These expenses consist primarily of costs incurred in connection with acquisitions, disposals, strategic transactions, and financing activities, including legal, advisory, professional, due diligence, registration, waiver, and other transaction-related fees. The tables below present the major components of the expenses:

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands of U.S. dollars)
Disposals (ACT Genomics and Insighta) related legal and professional fees	$66	$950	$1,548
Amortization of prepaid retainer on strategic transaction over engagement term	—	—	126
Others	—	3	—
Total transaction-related expenses associated with acquisition, disposal and fundraising activities	$66	$953	$1,674

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
	(in thousands of U.S. dollars)
Disposals (ACT Genomics and Insighta) related legal and professional fees	$1,016	$1,548
Amortization of prepaid retainer on strategic transaction over engagement term	—	251
Others	3	—
Total transaction-related expenses associated with acquisition, disposal and fundraising activities	$1,019	$1,799

The Company excludes these expenses because they arise from discrete transactions and are not representative of the costs required to operate its continuing business on an ongoing basis.

h.Strategic realignment and discontinued products impact. These expenses consist primarily of costs associated with strategic realignment activities. The tables below present the major components of the expenses:

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands of U.S. dollars)
Product discontinuation and India operations closure costs	$—	$—	$8
Contingent incentive compensation on completion of equity fundraising and disposal of ACT Genomics	—	1,252	—
Total strategic realignment and discontinued products impact	$—	$1,252	$8

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
	(in thousands of U.S. dollars)
Product discontinuation and India operations closure costs	$—	$10
Contingent incentive compensation on completion of equity fundraising and disposal of ACT Genomics	1,252	—
Total strategic realignment and discontinued products impact	$1,252	$10

The Company excludes these expenses because they are not representative of the ongoing costs of operating its continuing business.

i.Exchange gain or loss, net. Exchange gains and losses are excluded because they result from fluctuations in foreign currency exchange rates. These amounts do not necessarily reflect the underlying operating performance of the business and may vary significantly between periods.
j.Fair value (gain)/loss on financial assets at fair value through profit or loss. Fair value gains or losses on financial assets at fair value through profit or loss are excluded because they relate to changes in the fair value of financial assets and are driven by market conditions and valuation assumptions rather than operating performance of its underlying business.
k.Fair value (gain)/loss on warrant liabilities. Fair value gains or losses on warrant liabilities are excluded because they arise from changes in the fair value of warrant liabilities, which are primarily driven by movements in the Company's share price, market volatility, and other valuation inputs. The Company excludes these non-cash valuation changes because they do not reflect the operating performance of its underlying businesses.
l.Unrealized and realized fair value (gain)/loss on digital assets. Fair value gains or losses on digital assets are excluded because they result from changes in the fair value of digital asset holdings. The Company excludes these valuation changes because they are driven primarily by movements in digital asset markets and do not reflect the operating performance of its underlying businesses.
m.(Profit)/loss from discontinued operation, net of tax. Profit or loss from discontinued operations is excluded because it relates to post-tax results of operations classified as discontinued under IFRS 5. The Company excludes these results because the underlying operations have been disposed of otherwise discontinued and are not part of its continued business.

Q2 2026 Financial Results

The tables below present our unaudited results for the second quarter and first half of 2026. All amounts are in thousands of U.S. dollars unless otherwise indicated.

Quarterly Results

	Three Months Ended (Unaudited)
	June 30,	March 31,	June 30,
	2026	2026	2025
	(in thousands of U.S. dollars)
Continuing operations
Revenue	$46,488	$35,954	$11,964
Gross profit	30,203	23,283	7,367
Loss from operations	(20,978)	(8,865)	(8,575)
EBITDA	(9,110)	(23,177)	(12,741)
Adjusted EBITDA	(19,028)	(5,599)	(2,947)

Revenue and Gross Profit by Business Unit - Three Months Ended

	Three Months Ended
	June 30, 2026 (Unaudited)
	Revenue	Gross profit	Gross margin
	(in thousands of U.S. dollars)
Continuing operations
CircleDNA	$1,480	$983	66%
IM8	45,008	29,220	65%
	$46,488	$30,203	65%

	Three Months Ended
	March 31, 2026 (Unaudited)
	Revenue	Gross profit	Gross margin
	(in thousands of U.S. dollars)
Continuing operations
CircleDNA	$2,172	$1,555	72%
IM8	33,782	21,728	64%
	$35,954	$23,283	65%

	Three Months Ended
	June 30, 2025 (Unaudited)
	Revenue	Gross profit	Gross margin
	(in thousands of U.S. dollars)
Continuing operations
CircleDNA	$2,210	$1,804	82%
IM8	9,754	5,563	57%
	$11,964	$7,367	62%

First-Half Year Results

	Six Months Ended (Unaudited)
	June 30,	June 30,
	2026	2025
	(in thousands of U.S. dollars)
Continuing operations
Revenue	$82,442	$20,239
Gross profit	53,486	12,974
Loss from operations	(29,843)	(14,543)
EBITDA	(32,287)	(23,814)
Adjusted EBITDA	(24,627)	(5,382)

Revenue and Gross Profit by Business Unit - Six Months Ended

	Six Months Ended
	June 30, 2026 (Unaudited)
	Revenue	Gross profit	Gross margin
	(in thousands of U.S. dollars)
Continuing operations
CircleDNA	$3,653	$2,539	70%
IM8	78,789	50,947	65%
	$82,442	$53,486	65%

	Six Months Ended
	June 30, 2025 (Unaudited)
	Revenue	Gross profit	Gross margin
	(in thousands of U.S. dollars)
Continuing operations
CircleDNA	$4,753	$3,996	84%
IM8	15,486	8,978	58%
	$20,239	$12,974	64%

IM8 – Key Performance Indicators

Metric	Q2 2026	Q1 2026	Growth
Monthly Revenue (End of Period)	$15.9 million	$11.8 million	+35%
Quarterly Revenue	$45.0 million	$33.8 million	+33%
New Customers	118,493	59,942	+98%
Total Servings Delivered	16 million+	12 million +	+33%
New Customer Average Order Value	$207	217	(5)%
New Customer Subscription Rate	~76%	~79%	(3)%
Gross Margin	~65%	~64%	+1%

Top Five IM8 Markets

Market	Q2 2026 IM8 Revenue	% of Total Q2 2026 IM8 Revenue
United States	$20.8M	46.2%
Canada	$6.2M	13.8%
United Kingdom	$3.6M	8.0%
Australia	$2.5M	5.6%
Singapore	$1.8M	4.0%

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(All amounts in thousands of U.S. dollars (“$”))

	June 30,	March 31,	December 31,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Audited)
Assets
Property, plant and equipment	$753	$594	$1,763
Intangible assets	22	40	66
Digital assets	—	34,799	44,629
Goodwill	—	—	1,379
Interests in equity-accounted investees	—	—	66,109
Financial assets at fair value through profit or loss - non-current	4,639	2,338	252
Other non-current assets	562	5,423	6,678
Non-current assets	5,976	43,194	120,876
Inventories	13,991	14,198	7,032
Trade receivables	5,131	2,529	2,978
Deposits, prepayments and other receivables	19,165	9,346	11,860
Amount due from a related company	—	—	4
Financial assets at fair value through profit or loss - current	50,342	50,018	31,192
Cash and cash equivalents	59,050	56,017	32,131
Current assets	147,679	132,108	85,197
Total assets	$153,655	$175,302	$206,073
Liabilities
Deferred tax liabilities	$8	$8	$8
Warrant liabilities	23,792	28,354	20,319
Lease liabilities - non-current	144	50	437
Other non-current liabilities	228	228	230
Non-current liabilities	24,172	28,640	20,994
Trade payables	1,030	1,961	3,142
Accrued expenses and other current liabilities	30,821	20,293	21,124
Contract liabilities	4,140	2,948	3,086
Lease liabilities - current	538	407	1,330
Tax payable	31	31	31
Current liabilities	36,560	25,640	28,713
Total liabilities	60,732	54,280	49,707
Equity
Class A ordinary shares	24	23	23
Class B ordinary shares	2	2	2
Reserves	92,987	121,090	156,434
Total equity attributable to equity shareholders of the Company	93,013	121,115	156,459
Non-controlling interests	(90)	(93)	(93)
Total equity	92,923	121,022	156,366
Total equity and liabilities	$153,655	$175,302	$206,073

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive loss
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
			(Restated)
Continuing operations
Revenue	$46,488	$35,954	$11,964
Direct costs	(16,285)	(12,671)	(4,597)
Gross profit	30,203	23,283	7,367
Other income and other net gain	941	840	(196)
Selling and marketing expenses[7]	(41,300)	(22,205)	(5,448)
Research and development expenses[7]	(757)	(1,443)	(1,211)
Administrative and other operating expenses[7]	(10,065)	(9,340)	(9,087)
Loss from operations	(20,978)	(8,865)	(8,575)
Fair value gain/(loss) on financial assets at fair value through profit or loss	2,624	(568)	(100)
Fair value gain/(loss) on warrant liabilities	2,745	(8,035)	(637)
Unrealized fair value loss on digital assets	—	(9,830)	—
Realized fair value gain on digital assets	6,539	—	—
Other finance costs	(13)	(9)	(16)
Loss before taxation	(9,083)	(27,307)	(9,328)
Income tax expense	(5)	(28)	33
Loss from continuing operations	(9,088)	(27,335)	(9,295)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax[8]	108	4,231	(3,432)
Loss for the period	(8,980)	(23,104)	(12,727)
Other comprehensive (loss)/income for the period
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive loss of equity-accounted investees	—	(167)	(258)
Unrealized fair value gain on digital asset	—	—	285
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	80	(199)	294
Other comprehensive income/(loss) for the period	80	(366)	321
Total comprehensive loss for the period	$(8,900)	$(23,470)	$(12,406)

Loss attributable to:
Equity shareholders of Prenetics	$(8,983)	$(23,104)	$(12,410)
Non-controlling interests	3	—	(317)
	$(8,980)	$(23,104)	$(12,727)
Total comprehensive (loss)/income attributable to:
Equity shareholders of Prenetics	$(8,903)	$(23,470)	$(12,180)
Non-controlling interests	3	—	(226)
	$(8,900)	$(23,470)	$(12,406)
Loss per share:
Basic	$(0.52)	$(1.36)	$(0.94)
Diluted	(0.52)	(1.36)	(0.94)
Loss per share - Continuing operations:
Basic	(0.53)	(1.61)	(0.69)
Diluted	(0.53)	(1.61)	(0.69)
Weighted average number of common shares:
Basic	17,266,182	16,982,575	13,247,315
Diluted	17,266,182	16,982,575	13,247,315

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive loss
(All amounts in thousands of U.S. dollars (“$”) unless otherwise indicated)

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
		(Restated)
Continuing operations
Revenue	$82,442	$20,239
Direct costs	(28,956)	(7,265)
Gross profit	53,486	12,974
Other income and other net gain	1,781	8
Selling and marketing expenses[7]	(63,505)	(9,575)
Research and development expenses[7]	(2,200)	(3,219)
Administrative and other operating expenses[7]	(19,405)	(14,731)
Loss from operations	(29,843)	(14,543)
Fair value gain/(loss) on financial assets at fair value through profit or loss	2,056	(100)
Fair value loss on warrant liabilities	(5,290)	(701)
Unrealized fair value loss on digital assets	(9,830)	—
Realized fair value gain on digital assets	6,539	—
Other finance costs	(22)	(35)
Loss before taxation	(36,390)	(15,379)
Income tax (expense)/credit	(33)	13
Loss from continuing operations	(36,423)	(15,366)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax[8]	4,339	(8,377)
Loss for the period	(32,084)	(23,743)
Other comprehensive (loss)/income for the period
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive loss of equity-accounted investees	(167)	(294)
Unrealized fair value gain on digital asset	—	285
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	(119)	397
Other comprehensive (loss)/income for the period	(286)	388
Total comprehensive loss for the period	$(32,370)	$(23,355)

Loss attributable to:
Equity shareholders of Prenetics	$(32,087)	$(22,800)
Non-controlling interests	3	(943)
	$(32,084)	$(23,743)
Total comprehensive (loss)/income attributable to:
Equity shareholders of Prenetics	$(32,373)	$(22,423)
Non-controlling interests	3	(932)
	$(32,370)	$(23,355)
Loss per share:
Basic	(1.87)	(1.74)
Diluted	(1.87)	(1.74)
Loss per share - Continuing operations:
Basic	(2.13)	(1.13)
Diluted	(2.13)	(1.13)
Weighted average number of common shares:
Basic	17,125,162	13,126,271
Diluted	17,125,162	13,126,271

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of cash flows
(All amounts in thousands of U.S. dollars (“$”))

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Loss for the period	$(32,084)	$(23,743)
Adjustments for:
Bank interest income	(635)	(768)
Depreciation	333	1,813
Amortization of intangible assets	43	876
Other finance costs	22	147
Fair value (gain)/loss on financial assets at fair value through profit or loss	(2,056)	100
Fair value loss on warrant liabilities	5,290	701
Unrealized fair value loss on digital assets	9,830	—
Realized fair value gain on digital assets	(6,539)	—
Net foreign exchange losses	56	233
Gain on disposal of assets	(253)	(5)
Write-off on inventories	96	689
Gain on disposal of an equity-accounted investee	(4,172)	—
Share of loss of equity-accounted investees	113	419
Equity-settled share-based payment expenses	2,963	2,996
Income tax expense/(credit)	33	(170)
	(26,960)	(16,712)
Changes in:
Decrease in deferred expenses	—	3,549
Increase in inventories	(7,054)	(317)
(Increase)/decrease in trade receivables	(2,151)	739
Increase in deposits, prepayments and other receivables	(6,946)	(1,082)
Decrease/(increase) in amounts due from related companies	4	(18)
Decrease in other non-current assets	6,116	74
(Decrease)/increase in trade payables	(2,109)	2,234
Increase in accrued expenses and other current liabilities	10,164	2,127
Increase in contract liabilities	1,054	151
Decrease in other non-current liabilities	(4)	(1)
Cash used in operating activities	(27,886)	(9,256)
Income taxes paid	(33)	—
Net cash used in operating activities	(27,919)	(9,256)

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of cash flows
(All amounts in thousands of U.S. dollars (“$”))

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from investing activities
Payment for purchase of financial assets at fair value through profit or loss	(19,876)	—
Payment for purchase of digital assets	—	(20,000)
Proceeds from disposal of digital assets	41,338	—
Net cash inflow from disposal of an equity-accounted investee	69,000	—
Proceeds from disposal of fixed assets	—	5
Interest received	635	768
Net cash from/(used in) investing activities	91,097	(19,227)
Cash flows from financing activities
Issuance of share capital	2,064	1
Capital element of lease rentals paid	(252)	(1,204)
Interest element of lease rentals paid	(22)	(147)
Repurchase of shares	(40,037)	—
Proceeds from public placement	2,120	—
Net cash used in financing activities	(36,127)	(1,351)
Net increase/(decrease) in cash and cash equivalents	27,051	(29,834)
Cash and cash equivalents at the beginning of the period	32,131	52,251
Effect of foreign exchange rate changes	(132)	(407)
Cash and cash equivalents at the end of the period	$59,050	$22,010

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in thousands of U.S. dollars (“$”))

Reconciliation of loss for the period under IFRS Accounting Standards and adjusted EBITDA (Non-IFRS)

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
			(Restated)
Loss for the period under IFRS Accounting Standards	$(8,980)	$(23,104)	$(12,727)
Depreciation and amortization	193	184	312
Interest income	(341)	(294)	(309)
Other finance costs	13	9	16
Income tax expense	5	28	(33)
EBITDA	(9,110)	(23,177)	(12,741)
Amortization of deferred expenses	—	—	1,492
Equity-settled share-based payment expenses	1,721	1,242	1,887
Transaction-related expenses associated with acquisition, disposal and fundraising activities	66	953	1,674
Strategic realignment and discontinued products impact	—	1,252	8
Exchange gain or loss, net	311	(71)	564
Fair value (gain)/loss on financial assets at fair value through profit or loss	(2,624)	568	100
Fair value (gain)/loss on warrant liabilities	(2,745)	8,035	637
Unrealized fair value loss on digital assets	—	9,830	—
Realized fair value gain on digital assets	(6,539)	—	—
(Profit)/loss from discontinued operation, net of tax	(108)	(4,231)	3,432
Adjusted EBITDA	$(19,028)	$(5,599)	$(2,947)

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
		(Restated)
Loss for the period under IFRS Accounting Standards	$(32,084)	$(23,743)
Depreciation and amortization	377	638
Interest income	(635)	(731)
Other finance costs	22	35
Income tax expense	33	(13)
EBITDA	(32,287)	(23,814)
Amortization of deferred expenses	—	3,549
Equity-settled share-based payment expenses	2,963	3,054
Transaction-related expenses associated with acquisition, disposal and fundraising activities	1,019	1,799
Strategic realignment and discontinued products impact	1,252	10
Exchange gain or loss, net	240	842
Fair value (gain)/loss on financial assets at fair value through profit or loss	(2,056)	100
Fair value loss on warrant liabilities	5,290	701
Unrealized fair value loss on digital assets	9,830	—
Realized fair value gain on digital assets	(6,539)	—
(Profit)/loss from discontinued operation, net of tax	(4,339)	8,377
Adjusted EBITDA	$(24,627)	$(5,382)

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(All amounts in millions of U.S. dollars (“$”))

Reconciliation of adjusted EBITDA (Non-IFRS) and Contribution Profit (Non-IFRS)

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
Adjusted EBITDA	$(19.0)	$(5.6)	$(2.9)
Acquisition marketing	36.2	18.7	5.1
Brand royalty	2.2	1.1	0.3
Ambassador contracts & licensing	2.1	1.4	1.1
Contribution Profit[9]	$21.5	$15.6	$3.6

Reconciliation of loss for the period under IFRS Accounting Standards and IM8 Adjusted EBITDA and IM8 Contribution Profit (Non-IFRS)

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
Consolidated loss for the period under IFRS	$(9.0)	$(23.1)	$(12.7)
Less: results not attributable to IM8[10]	(9.5)	18.5	10.9
Loss attributable to IM8	(18.5)	(4.6)	(1.8)
Depreciation and amortization attributable to IM8	—	—	—
Interest income attributable to IM8	(0.1)	—	(0.1)
Income tax expense attributable to IM8	—	—	—
Other finance costs attributable to IM8	—	—	—
IM8 EBITDA	(18.6)	(4.6)	(1.9)
Equity-settled share-based payment expenses	0.1	0.4	0.2
Exchange loss, net	0.2	0.1	0.1
IM8 Adjusted EBITDA	$(18.3)	$(4.1)	$(1.6)

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
IM8 EBITDA	$(18.6)	$(4.6)	$(1.9)
Acquisition marketing	35.7	18.3	4.7
Brand royalty	2.2	1.1	0.3
Ambassador contracts & licensing	2.1	1.4	1.1
IM8 Contribution Profit[9]	$21.4	$16.2	$4.2

—————————————————————————
7 Includes equity-settled share-based payment expenses from continuing operations as follows:

	Three Months Ended
	June 30,	March 31,	June 30,
	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
			(Restated)
Continuing operations
Selling and marketing expenses	$6	$27	$1
Research and development expenses	64	226	111
Administrative and other operating expenses	568	305	968
Total employee equity-settled share-based payment expenses	$638	$558	$1,080

	Six Months Ended
	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
		(Restated)
Continuing operations
Selling and marketing expenses	$32	$2
Research and development expenses	291	578
Administrative and other operating expenses	874	1,425
Total employee equity-settled share-based payment expenses	$1,197	$2,005

8 ACT Genomics, Europa and Insighta are classified as discontinued operations in accordance with IFRS 5. The results of the discontinued operations have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income.

9 Contribution Profit, a non-IFRS measure, is defined as EBITDA further adjusted to exclude acquisition marketing expenses, brand royalty, and ambassador contracts & licensing fees.

10 Results not attributable to the IM8 comprise the results of all consolidated entities and operations outside of IM8, together with the related corporate, consolidation and intercompany adjustments not attributable to IM8. The IM8 result includes the results of the entities and operations comprising IM8 and the consolidation and elimination adjustments attributable to those operations.
40